INVESTMENT MANAGERS SERIES TRUST
803 W. Michigan Street
Milwaukee, Wisconsin  53233

June 29, 2010

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:  Division of Investment Management

Re:	Investment Managers Series Trust File No. 333-122901
on behalf of the Miller Tabak Healthcare Transformation Fund (the “Registrant”)

Below is a summary of the comments provided by Mr. Ganley of the staff of the Securities and Exchange Commission (the "Commission") by telephone on June 3, 2010, for the Miller Tabak Healthcare Transformation Fund, a series of Investment Managers Series Trust.  All of the comments have been updated or explained below and are reflected in the Post-Effective Amendment No. 97 filed concurrently with this correspondence.

Prospectus

1)	Fees and Expenses Table

a)
Do not show a separate line item for “acquired fund fees and expenses” if amount is equal to or less than 0.01%.  However, provide representation in the response letter that “Other Expense” includes estimated “acquired fund fees and expenses”.

RESPONSE:  The Registrant represents that the estimated “Other Expenses” amount includes estimated “acquired fund fees and expenses” of less than 1 basis point for the first fiscal year.  Accordingly, the line item for "acquired fund fee and expenses" has been deleted from the fees and expenses table.

b)	Disclose estimated “dividend expense on short sales” as a component of “Other Expenses” in accordance with Item 3 of Form N-1A, if applicable.

RESPONSE:  “Other expenses” amount had been revised to include the estimated “dividend expense on short sales” and the amount is disclosed parenthetically next to the caption “Other expenses” in the table.

2)	Expense Example – confirm in the response letter that the expense amount reflect only the contractual period of the operating expenses limitation agreement.

RESPONSE: The Registrant confirmed that the amounts under expense Example reflect only the one year contractual period of the operating expenses limitation agreement.

3)	Principal Investment Strategies

a)
Consider adding the sentence “the advisor looks for companies that provide new or innovative products or services, expand their reach geographically, or change directions and develop new and better ways of doing business”  of the 1st paragraph under “Investment Philosophy” from page 7 to this Summary Section as it describes what the advisor looks for.

RESPONSE: The statement has been added.

b)
Disclose the market size of companies the fund may invest or state that it may invest in companies of any size.  If the Fund invest in any size companies, add relevant small and mid size companies risk under the principal risk section

RESPONSE:  The Fund has added a statement that it may invest in” healthcare companies of any size, including mid and small capitalized companies” and also added small and mid-cap company risk under the Principal Risk section.

c)	Disclose (1) the extent the Fund will invest in short sales, (2) the Advisor’s criteria for short selling and (3) add leverage risk related to short selling, if applicable.

RESPONSE:  The Registrant has added the following to clarify the Fund’s use of short sales under the Principal Investment Strategies section on page 2 and page 6 of the Prospectus:

“The Fund invests primarily in long and short positions of healthcare companies of any size, including mid and small capitalization companies.  The Fund maintains long positions in companies that the Advisor believes are under-priced.  The Fund sells “short” securities of companies that the Fund’s Advisor believes are overvalued, or has poor fundamentals, and/or internal controls.  Short sales are transactions in which the Fund sells a security it does not own.  When the Fund sells a security short, it borrows the security from a third party and sells it at the then-current market price.  The Fund is then obligated to buy the security on a later date so that it can return the security to the lender.  The extent of the Fund’s short equity positions may very over time based on the Advisor’s assessment of market conditions (such that the market value of all short positions will not exceed 70% of the Fund’s net assets).”

The Fund already had “Short Sales Risk” disclosure which includes discussion of leverage risk under “Principal Risk” sections in the Prospectus.

Statement of Additional Information

4)	Investment Restrictions – Item #3, industry concentration, revise to state in the affirmative that the Fund will concentrate, that is, invest 25% or more in the healthcare industry.

RESPONSE: The requested change has been made

5)
Trustees and Officers Table - add “within the past five years” in the “Other Directorship Held by Trustee” column header and the related disclosure under this column take into account other directorship for the past five years.

RESPONSE: The requested change has been made. The Trustees and Officers table includes all other directorship held by the Trustees during the past five years.

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant.  The Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing and the Registrant represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please contact me at (626) 914-1041.  Thank you.

Sincerely,

/s/Rita Dam

Rita Dam
Investment Managers Series Trust
Treasurer
626-914-1041